UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

Premier Exhibitions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74051E201

(CUSIP Number)

Mark A. Sellers

Sellers Capital LLC

707 Skokie Boulevard

Northbrook, IL 60062

(312) 674-4573

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74051E201	Page 2 of 6

1.	Names of Reporting Persons Sellers Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) See footnote below.* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% as of December 18, 2015.
14.	Type of Reporting Person (See Instructions) IA/OO

*	Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 74051E201	Page 3 of 6

1.	Names of Reporting Persons Sellers Capital Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) See footnote below.* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% as of December 18, 2015.
14.	Type of Reporting Person (See Instructions) IV

*	Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 74051E201	Page 4 of 6

1.	Names of Reporting Persons Mark A. Sellers
2.	Check the Appropriate Box if a Member of a Group (See Instructions) See footnote below.* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 85,298
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 85,298
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,298
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 1.1% as of December 18, 2015 (based on 7,930,620 shares of Common Stock outstanding, per Form 8-K dated November 4, 2015).
14.	Type of Reporting Person (See Instructions) IN/HC

*	Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 74051E201	Page 5 of 6

This Amended Statement of Beneficial Ownership on Schedule 13D (“Amendment 21”) amends the Amended Statement of Beneficial Ownership on Schedule 13D filed on December 1, 2014 (“Amendment 20”), and all previous Statements of Beneficial Ownership on Schedule 13D filed in connection with the parties and matters referenced herein, with respect to the common stock (the “Common Stock”) of Premier Exhibitions, Inc., a Florida corporation (the “Issuer”). Any capitalized terms used and not defined in this Amendment 21 shall have the meanings set forth in Amendment 20, previous amendments and/or the original Schedule 13D to which this Amendment 21 relates. Only those items that are hereby reported are amended; all other items remain unchanged.

Item 2.	Identity and Background

(a)	This Schedule 13D/A is being filed by Sellers Capital LLC (“SC”), Sellers Capital Master Fund, Ltd. (“SCMF”) and Mark A. Sellers.

(b)	The principal business office of SC and Mark A. Sellers is 707 Skokie Boulevard, Northbrook, IL 60062. The principal business office of SCMF is c/o M&C Corporate Services, Ugland House, South Church Street, PO Box 309 GT, George Town, Grand Cayman, Cayman Islands.

Item 4.	Purpose of Transaction

On December 18, 2015, SCMF distributed all of the shares of Common Stock held by SCMF and reported as beneficially owned by the Reporting Persons in Amendment 20, to persons redeeming interests in SCMF’s feeder funds, at a price per share value of $0.78 (the “Distribution”). The Reporting Persons note that the number of shares reported as beneficially owned in Amendment 20 was 15,430,179; however, on February 27, 2015, the Issuer effected a 1 for 10 reverse stock split of the Common Stock (the “reverse split”), resulting in the Reporting Persons beneficially owning 1,543,018 shares of Common Stock. In conjunction with the reverse split, the CUSIP number was changed to 74051E201.

As a result of the Distribution, Reporting Person Mark A. Sellers received 85,298 shares of Common Stock. Also, on November 5, 2015, Reporting Person Mark A. Sellers resigned from the Board of Directors of the Issuer, effective as of that date.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each Reporting Person.

(c) Other than the matters referred to herein, there have been no other transactions in the Common Stock effected by the Reporting Persons during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities of the Issuer beneficially owned by the Reporting Persons.

(e) As of December 18, 2015, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities.

CUSIP No. 74051E201	Page 6 of 6

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in Items 4 and 5 to this Amendment 21 to Schedule 13D, and all previous Statements of Beneficial Ownership on Schedule 13D filed in connection with the parties and matters referenced herein (including exhibits), are incorporated in this Item 6 by reference as if fully set forth herein. Except for the matters discussed in this Amendment 21, in previous amendments and/or the original Schedule 13D to which this Amendment 21 relates, and any exhibits thereto, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1: The Amended Joint Filing Agreement by and among Sellers Capital LLC, Sellers Capital Master Fund, Ltd. and Mark A. Sellers dated October 21, 2014, and filed as Exhibit 99.1 to Amendment 19 on October 21, 2014, is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 22nd day of December, 2015.

Sellers Capital LLC

By:	/s/ Mark A. Sellers
Name:	Mark A. Sellers
Title:	Managing Member

Sellers Capital Master Fund, Ltd.

By:	/s/ Mark A. Sellers
Name:	Mark A. Sellers
Title:	Managing Member, Sellers Capital LLC, Investment Manager

/s/ Mark A. Sellers
Mark A. Sellers